Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

VIA EDGAR

October 3, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quhuo Limited

Response to the Staff’s Comments on

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed on September 9, 2022

File No. 001-39354

Ladies and Gentlemen,

On behalf of Quhuo Limited (the “Company”), we submit this letter in response to a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission dated September 23, 2022 relating to the above referenced filing in connection with the Form 20-F for the year ended December 31, 2021 filed on September 9, 2022.

The Company submits the following responses to the Staff’s comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 4. Information on the company

B. Business Overview, page 60

1.

When describing your business, you state that you are a “workforce operational solution platform,” that you “provide tech-enabled, end-to-end operational solutions,” and that you “play a unique and indispensable role as the link between consumer service businesses and the end consumers to enable the delivery of goods, services and experiences to consumers.” However, it appears that these references to solutions, platforms, technology, and being a link do not explain in plain English what your actual service offerings are and may imply that you generate revenue directly from providing technology, software, platforms, or systems to customers. Please revise to state, if true, that you deliver food and products for third-party businesses, that you maintain and transport bicycles for bicycle rental companies, that you rent cars to ride-sharing drivers, and that you clean properties such as hotels, B&Bs and short-term rentals. Please also revise to reduce the amount of jargon in your business overview so that investors can more clearly understand the nature of your operations. Please provide us with your intend revised disclosure.

RESPONSE: The Company respectfully advises the Staff that it does not believe that its service offerings and value propositions would be appropriately stated by reducing the disclosure to the activities performed by the workforce on the Company’s platforms, which include the delivery of food and products for third-party businesses, maintenance and transportation of bicycles for bicycle rental companies, car rentals and related services to ride-sharing drivers, and housekeeping services for properties such as hotels, B&Bs and short-term rentals. However, the Company respectfully submits that its core valuation propositions lie with its tech-enabled platform which mobilizes a large, flexible and standardized workforce to perform those activities for consumer business clients in a more efficient and cost-effective way. More specifically,

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 • 桑西尼 • 古奇 • 罗沙迪律师事务所

AUSTIN    BEIJING    BOSTON    BOULDER    BRUSSELS     HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SALT LAKE CITY    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

October 3, 2022

•

The Company is not a service provider that performs the underlying activities for consumer business clients by itself. The Company also does not consider itself a traditional labor service provider that outsources and dispatches workers for the underlying activities for consumer business clients due to the tech-enabled aspect of its platform.

•

The Company initiated its business against the background that (1) the proliferation of on-demand consumer service industry has created a new and expansive demand for flexible, stable and trained workforce to deliver standardized, high-quality services to consumers, (2) China’s labor market features a lack of skilled working-age labor force and increased labor costs, and (3) on-demand consumer service companies have massive demand for competent workforce to deliver standardized and high-quality services to end consumers, but lack in-house resources or capability to do this by themselves.

•

The Company operates a tech-enabled platform that mobilizes a large, flexible and standardized workforce (i.e., over 356,300 registered workers as of December 31, 2021) and employs a combination of training, performance monitoring and refinement, and incentives to transform the people registered on its platform into skilled workers who can follow industry-specific, standardized and highly efficient service procedures. The Company characterizes its value propositions as “end-to-end” solutions that alleviate consumer business clients from the burden associated with discovering, training, managing and maintaining a sufficient number of skilled workers so that they can focus on their core business activities.

•

The Company does not generate revenue directly from providing technology, software or systems to customers. The Company nonetheless considers itself a “tech-enabled” platform because it deploys a technology infrastructure to centralize its operational management, streamline its solution process, and unlock underutilized workforce capacity, which is critical in the gig economy. This technology infrastructure serves to increase operational efficiency and reduces costs for the Company and, in turn, the consumer business clients. For example, the Company’s Quhuo+ system allows workers in a management position to (1) pinpoint workers to monitor their workload and performance, and dynamically manage staffing and maintain solution quality, and (2) transcribe industry-specific KPIs obtained from the consumer business clients into executable guidance for workers and benchmark workforce performance across all workers and teams based on data-driven analytics, which can refine the Company’s solutions and optimize the Company’s operational efficiency. As a result, the Company is able to maintain a specialized yet flexible workforce and deploy the same workers across different industry settings based on their work schedules by, for example, allowing delivery riders to take part in shared-bike maintenance solutions during their off-peak hours.

The Company acknowledges the Staff’s comments and undertakes to revise the leading paragraphs that describe its business positioning in the form of Exhibit A for a more balanced disclosure in future filings. The Company also undertakes to make conforming changes to related disclosures throughout the document and reduce the amount of jargon in future filings.

2.

If our understanding above is correct, please also consider revising captioning in tables quantifying your revenue components to more directly describe the service categories, such as food and product deliveries, maintenance and transportation of bicycle fleets, housekeeping, and other.

RESPONSE: The Company respectfully requests to keep the current captioning for the reasons elaborated in its response to Question 1.

October 3, 2022

3.

You disclose that leveraging your technology capabilities, you conduct data-driven operational analysis to assist our industry customers in improving their service quality and consumer satisfaction. Please tell us if you earn revenue from such analysis and, if so, how it is measured and recognized.

RESPONSE: The Company respectfully advises the Staff that data-driven operational analysis is not a specified promise to customers in the Company’s revenue contracts. As such, the Company does not earn revenue from the analysis.

Item 5. Operating and Financial Review and Prospects

Non-GAAP Financial Measures, page 90

4.	You present an intermediate non-GAAP measure titled Adjusted net income (loss). Please tell us how you considered the requirement to tax-effect this measure pursuant to Non-GAAP C&DI 102.11.

RESPONSE: The Company respectfully advises the Staff that share-based compensation expenses are non-deductible expenses in the PRC, and the statutory tax rate in the Cayman Islands is nil; therefore, there is no tax impact from the adjustment of such item for the Company’s non-GAAP financial measures. In response to the Staff’s comment, the Company undertakes to revise the non-GAAP reconciliation table in the following manner in future filings:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
GAAP net loss	(13,449)	(5,604)	(191,230)	(30,009)
Reconciliation item:
Add:
Share-based compensation expenses, net of tax impact of nil	64,799	82,667	68,932	10,817
Non-GAAP adjusted net income/(loss)	51,350	77,063	(122,298)	(19,192)

Results of Operations, page 96

5.

Please revise to quantify factors to which changes are attributed. For example, you disclose general and administrative expenses increased due to increases in staff costs, professional service fees, and impairment losses.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the disclosure in the following manner in future filings:

Operating expenses

General and administrative expenses

Our general and administrative expenses increased by 18.6% from RMB203.0 million in 2020 to RMB240.7 million (US$37.8 million) in 2021, primarily due to (1) an increase in staff costs from RMB52.7 million in 2020 to RMB66.8 million in 2021, which was in line with rapid growth of our solutions, (2) an increase in professional service fees and other expenditures, including office rent expenses, welfare and business development expenses, from RMB66.3 million in 2020 to RMB96.5 million in 2021, which was in connection with our business expansion plan, and (3) an increase in impairment losses from RMB3.3 million in 2020 to RMB8.5 million in 2021 in relation to Lailai due to the impact of the COVID-19 pandemic, partially offset by a decrease in share-based compensation from RMB80.7 million in 2020 to RMB68.9 million in 2021, as we satisfied the performance conditions of our share incentive awards upon the completion of our initial public offering in 2020 and incurred substantial share-based compensation expenses from those awards.

October 3, 2022

Research and Development Expenses

Our research and development expenses increased by 53.7% from RMB13.1 million in 2020 to RMB20.1 million (US$3.2 million) in 2021, primarily due to an increase in staff costs from RMB11.2 million in 2020 to RMB16.3 million in 2021 as a result of the increase in the headcount of our research and development personnel.

Other income/(loss), net

We recorded other loss, net of RMB34.0 million (US$5.3 million), as compared to other income, net of RMB49.2 million in 2020, primarily because we recorded fair value losses of RMB52.9 million in 2021 as a result of the fluctuation in the fair value of our alternative fund investment, as compared to fair value gains of RMB35.5 million in 2020.

Index to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition - On-demand delivery solutions, page F-20

6.

We note that upfront payments to a customer for entering into a new contract are initially recognized as a non-current assets and reduce revenues on a straight-line basis over an anticipated relationship period of generally 8 years. You also state that “A delivery service agreement typically is one year in term and is renewable by mutual consent.” Please tell us how you determined that 8 years was the appropriate amortization period. Additionally, please quantify for us the total contract asset balance for each period presented, tell us which line item on the Consolidated Balance Sheet it is included in, and tell us how you classify such payments in your Consolidated Statements of Cash Flows. Please also tell us whether you provide additional consideration to customers upon contract renewal.

RESPONSE: The Company respectfully advises the Staff that it makes upfront payments to one of its customers for its on-demand delivery business to obtain new contracts for various delivery areas and anticipated renewal of these contracts. The Company does not provide additional consideration to the customer upon contract renewal. Although the delivery service agreement is generally twelve months, based on historical practice, the Company typically renews its contracts upon expiration. Therefore, when determining the amortization period, the Company estimates the total expected contract life, including both the contractual term of current contracts and the expected renewal term, by primarily analyzing and considering: (1) the Company’s historical success in renewing similar on-demand delivery contracts with other customers; (2) the historical termination of similar contracts either because of the Company’s voluntary withdrawal from certain low-performing delivery areas or for other reasons; and (3) the fact that the Company has successfully renewed the contracts with this customer since 2019, the inception of the first contract. Based on the Company’s analysis for the past three years, the weighted average expected contract life for on-demand delivery contracts was 8 years across all customers.

The Company further advises the Staff that the total balance of upfront payments to this customer was RMB18.5 million and RMB37.4 million (US$5.9 million) and was included as “Other non-current assets” of the Company’s consolidated balance sheets as of December 31, 2020 and 2021, respectively. The Company reduces revenue recognized from this customer as it provides the delivery services pursuant to its contracts over the expected total contract life. The Company considered the underlying economic reasons for the payment when classifying such payments on the Consolidated Statements of Cash Flows. As these payments were directly related to both current and anticipated contracts from renewal with this customer, they were operating in nature and were included in operating cash outflows for each of the three years in the period ended December 31, 2021.

October 3, 2022

Note 13. Other Non-current Assets, page F-35

7.

We note that rental and industry customer deposits appear to be a significant component of other Non- Current Assets. Accordingly, please revise the footnote to disclose the nature of these deposits and your related accounting policy.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise Note 13. Other Non-current Assets in the following manner in its future annual reports on Form 20-F:

13. Other Non-current Assets

Other non-current assets consisted of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Rental and industry customer deposits(1)	86,306	108,783	17,070
Prepayments	18,469	42,432	6,659
Long-term investments	1,065	6,105	958
Other receivables	726	—	—

Total other non-current assets	105,566	157,320	24,687

(1) The Company’s rental deposits are mainly paid to landlords for its various office spaces and are refundable upon termination of the leases. Industry customer deposits consist of refundable deposits paid to industry customers and are refundable upon termination of contracts with each customer. The Company evaluated the recoverability of the deposits periodically and recorded an allowance of nil and RMB1,527 (US$240) for the year ended December 31, 2020 and 2021, respectively.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Leslie Yu, Chief Executive Officer

Zhen Ba, Chief Financial Officer

Exhibit A

We are a leading workforce operational solution platform in China. We operate a platform of large, flexible and standardized workforce. As of December 31, 2021, we had over 356,300 registered workers on our platform. We provide tech-enabled, end-to-end operational solutions primarily to ~~blue-chip on-demand~~ consumer service businesses ~~in industries with significant e-commerce exposure~~, including on-demand delivery solutions, ~~ride-hailing~~mobility service solutions, housekeeping solutions and ~~bike-sharing~~other services. ~~Within the on-demand consumer service ecosystem, we play a unique and indispensable role as the link between consumer service businesses and the end consumers to enable the delivery of goods, services and experiences to consumers.~~Leveraging our internal technology infrastructure, we are able to deploy massive workers across different regions and industries to serve our customers in a flexible, standardized and specialized manner, such as fulfilling delivery orders of prepared food, grocery and fresh food, carrying out maintenance works for shared bikes, fulfilling intra-city and long-distance transportation orders, and providing housekeeping services for hotels and B&Bs. We generate revenue primarily from service fees paid by our industry customers, and to a lesser extent, from rental fees under our car leasing agreements with drivers engaged in our ride-hailing solutions.

To the on-demand consumer service companies that we serve, our ~~solutions have become critical to their business strategy, operational focus and financial performance. We have established deep-rooted, long-standing partnerships with blue-chip industry customers in an increasing number of on-demand consumer service industries in China. Our~~ platform helps ~~industry customers~~them mobilize a large team of workers ~~and utilize a combination of training, performance monitoring and refinement, and incentives to transform them into skilled workers~~ who can follow industry-specific, standardized and highly efficient service procedures through a combination of training, performance monitoring and refinement, and incentives. As such, our industry customers can focus more on their business strategy and operational and financial performance. ~~Leveraging our technology capabilities, we conduct data-driven operational analysis to assist our industry customers in improving their service quality and consumer satisfaction.~~ As of December 31, 2021, ~~we partnered with~~our industry customers ~~mostly comprising~~ comprised many top market players in their respective industries, such as Meituan and Ele.me in the on-demand delivery industry and other chain restaurants such as KFC, Meituan Bike, Didi and Hello in the mobility-as-a-service ~~section~~ sector (including bike-sharing and ride-hailing), and Hilton Hotels and Resorts, Kingkey Group, Marriott International, and Kempinski Hotels in the hotel industry. ~~Our geographic footprint~~We had reached 137 cities across 31 provinces, municipalities and autonomous regions in China as of December 31, 2021.

To the workers on our platform, we ~~believe we have become a “go-to” one-stop platform that~~ provide~~s~~ them with diversified, flexible earning opportunities. ~~Workers are also attracted to our platform for career advancement prospects and various work-life support and services.~~ We empower workers with minimal work experience to begin their career and progress with us. In the three months ended December 31, 2020 and 2021, we had approximately 54,500 and 59,400 average monthly active workers on our platform, respectively. We believe that the size of our workforce allows us to ~~further cement our relationship with~~better serve our industry customers ~~and become their partner of choice~~ when they enter new geographical markets or new on-demand consumer service industries. We also encourage ~~Workers~~ workers on our platform ~~are also encouraged~~ to bring in their friends, relatives and acquaintances ~~to~~ to continually and organically expand our workforce network~~. We believe that the bonds among workers on our platform can be forged by such social relations,~~ and ~~minimizing~~ minimize worker turnovers ~~and~~ , making our platform more stable.

~~Our ability to quickly scale up our business and effectively manage our workers rests on~~Leveraging Quhuo+, ~~a~~ our proprietary technology infrastructure, we are able to ~~that~~ centralize~~s~~ our operational management and streamline~~s~~ our solution process. For workers in a management position, such as team leaders for our on-demand delivery solutions, Quhuo+ allows them to pinpoint workers on our platform to monitor their workload and performance, and dynamically manage staffing and maintain solution quality. With Quhuo+, team leaders are able to transcribe industry-specific KPIs obtained from industry customers into executable guidance for workers on our platform, and benchmark workforce performance across all workers and teams based on data-driven analytics to refine our solutions and optimize our operational efficiency. For rank-and-file workers, Quhuo+ allows them to review their workload, access on-the-job training and review their performance. ~~We~~Moreover, we have developed Quhuo+ into a scalable modular system with customizable parameters and settings to smoothly manage and transfer massive workers across different regions and industries we serve~~, which forms the bedrock of our highly scalable and replicable business model~~. As a result, we are able to cultivate a specialized yet flexible workforce and deploy the same workers across different industry settings based on their work schedules by, for example, allowing delivery riders on our platform to take part in our shared-bike maintenance solutions during their off-peak hours~~, which serves to optimize our operational cost and also diversify their earning opportunities~~. ~~We have developed Quhuo+ into a scalable modular system with customizable parameters and settings to smoothly manage and transfer massive workers across different regions and industries we serve, which forms the bedrock of our highly scalable and replicable business model. As a result~~As such, we are able to scale up our ~~operations~~ business and ~~replicate our success~~expand into greenfield regions or industries quickly and cost-effectively with minimal incremental costs on infrastructure.